SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Amendment No. ___)
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Attitude Drinks, Inc.
(NAME OF ISSUER)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(TITLE OF CLASS OF SECURITIES)

049838105
(CUSIP NUMBER)

Arie Rabinowitz
150 Central Park South, 2nd Floor
New York, NY 10019
(212) 586-8224

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

April 6, 2009
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF  THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE  ACQUISITION  WHICH  IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX.  ☐

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO  BE  "FILED"  FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934  ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT  SHALL  BE  SUBJECT  TO  ALL  OTHER  PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

 SCHEDULE 13D

CUSIP  NO: 049838105

(1)  NAMES  OF  REPORTING  PERSONS I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

    Momona Capital LLC

(2)  CHECK  THE  APPROPRIATE  BOX  IF  A MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)
(A)  ☐
(B)   ☐

(3)  SEC  USE  ONLY

(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)                                                                                                      WC

(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS  IS  REQUIRED  PURSUANT TO  ITEMS  2(D)  OR  2(E)   ☐

(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

    New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER

4,000,000

(8) SHARED VOTING POWER

No Shares

(9) SOLE DISPOSITIVE POWER

4,000,000

(10) SHARED DISPOSITIVE POWER

No Shares

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,000,000

(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11) EXCLUDES  CERTAIN  SHARES  (SEE INSTRUCTIONS)  ☐

(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

    27.78%

(14)  TYPE OF REPORTING PERSON SEE  INSTRUCTIONS)                                                                                                                                                     CO

ITEM  1.   SECURITY AND ISSUER.

Common Stock, par value $.001 per share
Attitude Drinks, Inc.
10415 Riverside Drive, Suite 101
Palm Beach Gardens, FL 33410

ITEM  2.  IDENTITY AND BACKGROUND.

Momona Capital LLC
150 Central Park South, 2nd Floor
New York, NY 10019

ITEM  3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The funds used are due diligence fees due to Momona Capital LLC in lieu of cash.

ITEM  4.   PURPOSE OF TRANSACTION.

Investment in the Issuer.

ITEM  5.   INTEREST IN SECURITIES OF THE ISSUER.

4,000,000 Shares, 27.78%

ITEM  6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM  7.   MATERIALS TO BE FILED AS EXHIBITS.

None.

SIGNATURE

     AFTER  REASONABLE  INQUIRY  AND  TO  THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY  THAT  THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Company Name

Date: 4/7/09	By:	/s/ Arie Rabinowitz

Momona Capital LLC
By: Arie Rabinowitz, President